

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2015

Richard Xu
Chief Executive Officer
E-Compass Acquisition Corp.
6F/Tower, 2 West Prosper Centre
No.5, Guanghua Road
Chaoyang District
Beijing, 100020, P.R. China

> **Re: E-Compass Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed May 11, 2015**
> **File No. 333-204054**

Dear Mr. Xu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1 and we are unable to concur with your assertion in your response letter dated December 22, 2014 that the private transaction with Mr. Liu's affiliate should not be integrated with the public offering. Please provide us with a detailed legal analysis specifically addressing whether the dependency of part of the affiliate's purchase commitment in the unregistered offering upon the amount of securities purchased by certain investors in this registered offering renders Section 4(a)(2) unavailable and causes the registered and unregistered offerings to be part of a unified or integrated offering.

2. Please tell us, and revise your disclosure throughout to clarify, whether the underwriter may purchase any of the units being offered if the condition requiring that $10,000,000 of the units being offered are purchased by investors introduced by you to the underwriter is

not met. In this regard, we note your statement that you will be required to pay the underwriter an additional $0.15 per unit, or an aggregate of $300,000 on up to 2,000,000 units, if you do not introduce any investors to the underwriter to satisfy this requirement. Please include risk factor disclosure as warranted.

3.   Please update your financial statements through March 31, 2015. Refer to Rule 8-08 of Regulation S-X.

Use of Proceeds, page 32

4.   We note that Lodestar Investment Holdings I LLC, loaned an additional $50,000 to the company in April 2015. Please revise to file this agreement as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3457, with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Jeffrey M. Gallant, Esq.
        Graubard Miller